Exhibit 23.3

Consent of Qualified Person

I, Jacob Anderson                , CPG, MAusIMM       on behalf of Dahrouge Geologic Consulting Ltd., hereby consent to:

1.	The inclusion of Dahrouge Geologic Consulting Ltd., and associated Qualified Persons in connection with American Battery Technology Company’s anticipated filing of the technical report and preliminary feasibility study titled “Tonopah Flats Lithium Project S-K 1300 Technical Report and Preliminary Feasibility Study, Esmeralda and Nye Counties, Nevada, USA” dated September 4, 2025, as an exhibit to and referenced in Form 10-K/Form 8-K/or other filing, prepared in accordance with Item 601(b)(96) of Regulation S-K (17 CFR §229.601 (b)(96)) and Subpart 1300 of Regulation S-K.

2.	The incorporation, by reference, of the Report, in the above filing, or any other periodic reports filed by the company, and to the extent practicable in the Registration Statements on any of the associated forms prepared in relation to the filing mentioned above.

3.	The information derived, summarized, quoted, or referenced from the Report, or portions thereof, that was prepared by us, that we supervised in the preparation of, and/or that was reviewed and approved by us, that is included or incorporated by reference in any of the forms associated with the above mentioned filing, other periodic reports, or the Registration Statements.

Dahrouge Geologic Consulting Ltd. is responsible for authoring, and this consent pertains to, the following Chapters of the Report: Only chapters 6, 7, 8, 9, and 11.

Report Effective Date: September 04, 2025.

By:	/s/ Jacob Anderson
Name:	Jacob Anderson
Title:	Resource Geologist
Company:	Dahrouge Geological Consulting Ltd.